# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: B. Riley Financial, Inc., CIK 0001464790
CUSIP: 05580M108
Title of class of securities: Common Stock, par value $0.0001 par value
Address of issuer's principal executive offices: 11100 SANTA MONICA BLVD, SUITE 800, LOS ANGELES, California (CA), 90025
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000932540

## Reporting persons
- GROUP ONE TRADING LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,762,094; shared voting power 0; sole dispositive power 1,762,094; shared dispositive power 0; aggregate amount beneficially owned 1,762,094 (5.8% of the class)

## Item 1. Issuer
Name of issuer: B. Riley Financial, Inc.
Address of issuer's principal executive offices: 11100 SANTA MONICA BLVD, SUITE 800, LOS ANGELES, CALIFORNIA, 90025

## Item 2. Person Filing
Name of person filing: GROUP ONE TRADING LLC
Address of principal business office or, if none, residence:
425 S. FINANCIAL PLACE, SUITE 3400
CHICAGO, IL 60605
Citizenship: DELAWARE, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
1,762,094

Group One Trading LLC is a market maker in the options listed on B. Riley Financial, Inc.

The number of Shares reported as beneficially owned includes call options to buy 1,767,300 Shares.

Group One Trading LLC is both long and short call options and put options that have expiration dates both within 60 days and beyond 60 days.
Percent of class: 5.8
Sole power to vote or to direct the vote: 1,762,094
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,762,094
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GROUP ONE TRADING LLC: Kyle Tondo-Kramer, Chief Compliance Officer (11/14/2024)